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Filed by Micron Technology, Inc. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities and Exchange Act of 1934, as amended
Subject Company: Lexar Media, Inc.
Commission File No.: 000-31103

        The following press release was issued by Micron Technology, Inc. on May 2, 2006:

Contacts:
Micron Technology, Inc. Kipp A. Bedard Investor Relations (208) 368-4400 kbedard@micron.com	Lexar Media, Inc. Michael P. Scarpelli Chief Financial Officer (510) 580-8730 mscarpelli@lexar.com
Daniel Francisco Media Relations (208) 368-5584 dfrancisco@micron.com	Matthew Sherman Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449 x165 msherman@joelefrank.com
Jennifer Jarman The Blueshirt Group (510) 443-3400 investor@lexar.com

FOR IMMEDIATE RELEASE

MICRON TECHNOLOGY, INC. AND LEXAR MEDIA, INC.
PROPOSED MERGER REGISTRATION STATEMENT DECLARED EFFECTIVE

Special Meeting of Lexar Stockholders to Vote on Proposed Merger Scheduled for June 2, 2006

        BOISE, Idaho and FREMONT, Calif., May 2, 2006—Micron Technology, Inc. (NYSE: MU) and Lexar Media, Inc. (Nasdaq: LEXR) today announced that the Securities and Exchange Commission (SEC) has declared effective the Registration Statement on Form S-4 relating to the proposed merger between Micron and Lexar. As previously announced, Lexar and Micron entered into a definitive merger agreement under which Micron would acquire Lexar in a stock-for-stock merger. Under the terms of the agreement, each outstanding share of Lexar common stock would receive 0.5625 shares of Micron common stock.

        Lexar stockholders of record as of the close of business on April 28, 2006 will be mailed the definitive proxy statement/prospectus in connection with the proposed merger with Micron and will be entitled to vote at the special meeting of Lexar stockholders. The special meeting of Lexar stockholders to consider and vote upon the proposed merger with Micron has been scheduled for June 2, 2006 at 8:00 a.m., local time, at the Fremont Marriott, 46100 Landing Parkway, Fremont, CA. Subject to stockholder approval, the transaction is expected to close promptly after the special meeting.

        Lexar stockholders are encouraged to read the definitive proxy statement/prospectus in its entirety as it provides, among other things, a detailed discussion of the process that led to the proposed merger and the reasons behind Lexar's Board of Directors' unanimous recommendation that Lexar stockholders vote FOR the adoption of the merger agreement.

        As previously announced on April 25, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with Micron's proposed acquisition of Lexar, expired.

About Micron Technology, Inc.

        Micron Technology, Inc. is one of the world's leading providers of advanced semiconductor solutions. Through its worldwide operations, Micron manufactures and markets DRAMs, NAND flash memory, CMOS image sensors, other semiconductor components, and memory modules for use in leading-edge computing, consumer, networking, and mobile products. Micron's common stock is traded on the New York Stock Exchange (NYSE) under the MU symbol. To learn more about Micron Technology, Inc., visit www.micron.com.

About Lexar Media, Inc

        Lexar is a leading marketer and manufacturer of NAND flash memory products including memory cards, USB flash drives, card readers and ATA controller technology for the digital photography, consumer electronics, industrial and communications markets. Lexar holds over 97 issued or allowed controller and system patents, and licenses its technology to companies including Olympus Corporation, Samsung Electronics Co., Ltd., SanDisk Corporation and Sony Corporation. Lexar sells its memory cards worldwide and through an exclusive agreement, also sells memory cards under the Kodak® brand. Headquartered in Fremont, California, Lexar has operations in countries around the world. More information is available at www.lexar.com.

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        Micron and the Micron orbit logo are trademarks of Micron Technology, Inc. Lexar and the Lexar logo are trademarks of Lexar Media, Inc. All other trademarks are the property of their respective owners.

        This press release contains forward-looking statements that involve risks and uncertainties concerning Micron's proposed acquisition of Lexar Media, Inc., including the timing of the special meeting of Lexar stockholders and the completion of the proposed merger. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed.

        In addition, please refer to the documents that Micron and Lexar file with the Securities and Exchange Commission on Forms S-4, 10-K, 10-Q and 8-K. The filings by each of Micron and Lexar identify and address other important factors that could cause actual results to differ materially from those contained in the forward-looking statements set forth in this press release. Micron and Lexar are under no duty to update any of the forward-looking statements after the date of this press release to conform to actual results.

Additional Information About the Merger and Where to Find It

        Micron has filed a registration statement on Form S-4 (Registration No. 333-132757), as amended, containing a definitive prospectus/proxy statement and other relevant materials in connection with the proposed acquisition of Lexar by Micron. The definitive prospectus/proxy statement will be mailed to Lexar stockholders of record as of the close of business on April 28, 2006. Investors and security holders of Lexar are urged to read the definitive prospectus/proxy statement and the other relevant materials because they contain important information about Micron, Lexar and the proposed merger. The definitive prospectus/proxy statement and other relevant materials, and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Chief Financial Officer, Michael Scarpelli, (510) 580-8730. Investors and security holders of Lexar are urged to read the definitive prospectus/proxy statement and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

        Micron, Steven Appleton, Micron's Chairman, Chief Executive Officer and President, and certain of Micron's other executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Appleton and certain of Micron's other executive officers in the solicitation by reading the definitive prospectus/proxy statement.

        Lexar, Eric Stang, Lexar's Chairman, Chief Executive Officer and President, and Lexar's other directors and executive officers may be deemed to be participants in the solicitation of proxies of Lexar stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Lexar common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Stang and Lexar's other directors and executive officers in the solicitation by reading the definitive prospectus/proxy statement.

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MICRON TECHNOLOGY, INC. AND LEXAR MEDIA, INC. PROPOSED MERGER REGISTRATION STATEMENT DECLARED EFFECTIVE